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                                                                    EXHIBIT 4.11

                                    AGREEMENT

                                     Between

                                 CellPoint Inc.

                                       and

                                    M&S Trust

         1. Half of the present principal ($2,250,000) and half of the outstanding interest at April 1, 2002 ($50,625) for a total of $2,275,625 will be converted to common stock of CellPoint Inc. at a price of $0.78 per share for a total of 2,917,468 shares.

         2. The other half of principal and interest of $2,275,625 will be transferred into a convertible debenture, maturing at April 1, 2004. Interest rate is 6%, compounded semi-annually and due at maturity. Conversion price is $0.78 cents, convertible at any time in whole or in part. CellPoint can elect to buy back the convertible notes at any time in whole or in part.

         3. This agreement is subject to a complete finalization of the Company's debt negotiations and completion of financing necessary to address current needs without resort to bankruptcy.

         4. CellPoint will provide its standard Convertible Debenture under point 2 above as soon as possible after the conditions in point 3 are met.

Confirmed and Agreed this 13th day of March, 2002.

CELLPOINT INC.

By:  /s/ PETER HENRICSSON
   ---------------------------

M&S TRUST

By:  /s/ T. P. O'SULLIVAN
   ---------------------------